UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2021

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ nº 02.558.157/0001-62 – NIRE 35.3.0015881-4

MATERIAL FACT

Telefônica Brasil S.A. (“Company” or “Telefônica Brasil”) (B3: VIVT3; NYSE: VIV), in compliance with and for the purposes of CVM Resolution No. 44/2021 (“RCVM 44”), hereby informs its shareholders and the market in general that, in a Meeting held on November 1st, 2021, the Company’s Board of Directors approved the signing, on the same date, of a Share Purchase and Investment Agreement (“SPIA”), through which (i) the Company sold part of its stake in the equity issued by its subsidiary Telefônica Iot, Big Data e Tecnologia do Brasil S.A. (“IoTCo Brasil”), representing 0.02% of IoTCo Brasil’s total equity, to Telefónica IoT & Big Data Tech, S.A. (“TI&BDT”), indirectly controlled by Telefónica S.A., for the total amount of R$18,992.40; and (ii) TI&BDT subscribed 499,800 common shares, nominative and with no-par value, of IotCo Brasil for a total issue price of R$94,943,015.19. These values were defined based on an appraisal report prepared by a specialized independent company (“Operation”).

Due to the Operation, 50.01% of IoTCo Brasil’s total equity is now held by the Company and 49.99% by TI&BDT and, therefore, the relationship between the Company and TI&BDT in respect to IoTCo Brasil will be regulated by a Shareholders’ Agreement also signed on this date. Both the SPIA and the Shareholders’ Agreement have terms and conditions that are common to this type of transaction.

As a preliminary step to the implementation of the Operation, certain assets, contracts, and employees have been transferred from the Company and its indirect subsidiary Telefônica Infraestrutura e Segurança Ltda. to IoTCo Brasil, all of which are strictly related to IoT and Big Data activities.

The Operation will allow the Company, in partnership with TI&BDT, to develop a Brazilian company dedicated to IoT and Big Data services and solutions for B2B, aiming to strengthen its positioning with global solutions and platforms, and capture the growth opportunity of this segment.

Additionally, the Operation ensures that the Company will remain in charge of the relationship with end customers, to the extent that it includes the signing of a commercial intermediation contract, through which the Company will act as IoTCo Brasil’s exclusive sales channel.

The Operation is not subject to any regulatory authorization or additional approvals besides those already obtained by the Company’s governing bodies, and it does not change the capital structure of the Company, nor causes any dilution to its shareholders, generating value for them by accelerating growth and increasing its operational efficiency.

São Paulo, November 1st, 2021.

DAVID MELCON SANCHEZ-FRIERA

CFO & Investor Relations Director

Telefônica Brasil S.A. – Investor Relations

Tel: +55 11 3430 3687 - Email: ir.br@telefonica.com

Information Available at www.telefonica.com.br/ri

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	November 1, 2021	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director